Exhibit 99.3
FOR IMMEDIATE RELEASE
GigaMedia Partners with EA and Tencent in
China for NBA STREET Online
“Dream Team” Partnership will bring Top Sports Title
to Giant Marketplace: a “Monster Slam Dunk”
HONG KONG, July 17, 2008 — GigaMedia Limited (NASDAQ: GIGM) announced today that it has secured an exclusive license to offer in China the highly anticipated EA SPORTS™ title NBA STREET Online, an exciting new sports game from Electronic Arts Inc. (NASDAQ: ERTS), the world’s leading developer and publisher of interactive entertainment.
In addition, GigaMedia and EA have entered into a strategic marketing partnership with Tencent Holdings Limited (“Tencent”), a leading provider of Internet, mobile and telecommunications value-added services in China.
“No one delivers sports action like EA and no one has a larger or more active community than Tencent,” stated GigaMedia CEO Arthur Wang. “The partnership of Giga — the leading online sports game provider — with EA and Tencent is truly the Dream Team of online games in China.”
NBA STREET Online is a real-time, multi-player online version of EA’s phenomenally popular NBA games series, featuring fast-paced street basketball action with today’s biggest NBA superstars, all in true-to-life detail.
NBA STREET Online addresses a huge fan base in China, which already represents the largest NBA market outside the United States with an estimated 300 million Chinese playing basketball — making it the favorite sports game among China’s youth, according to the NBA. NBA.com/China has rapidly become one of the most popular sports sites in China and NBA is consistently the most searched sports term on Baidu.com, the top search engine in the nation.
“We are honored to partner with EA, the NBA and Tencent to bring the incomparable action, style, and excitement of NBA basketball to China in EA’s brilliant new game,” stated GigaMedia President Thomas Hui. “For the 300 million basketball players and millions of gamers in China, EA’s NBA STREET Online is a monster slam dunk.”

“We are very pleased to have top game provider GigaMedia and top Internet company Tencent as our partners for NBA STREET Online in China,” said Jon Niermann, President of EA Asia. “Basketball is one of the most popular sports in China and with this powerful partnership, we are confident we have a winning formula for NBA STREET Online in the market.”
GigaMedia’s leadership in online sports games and entertainment and Tencent’s position as China’s largest Internet service provider provide this partnership with unprecedented market understanding and resources to launch NBA STREET Online in China and drive strong growth. The partnership will enjoy the unmatched reach of the Tencent community, with over 318 million active user accounts on its QQ instant messaging platform as of March 31, 2008.
“We are pleased to join GigaMedia and EA to promote this exciting, worldclass product. We believe this game will provide a wonderful sports gaming experience for our users, complementing the large collection of games we already have on our gaming platform. This is a great example of our effort to explore various partnership models with other successful online game companies in providing the best gaming experience to users on our gaming platform,” stated Tencent President Martin Lau.
GigaMedia has exclusive rights to offer NBA STREET Online in China for three years.
The agreement follows GigaMedia’s previously announced partnership with EA to operate NBA STREET Online in Taiwan, Hong Kong, and Macau, and that of GigaMedia’s affiliate Infocomm Asia Holdings to operate EA SPORTSTM FIFA Online 2 in Asia Pacific.
NBA STREET Online was co-developed by EA Canada and Neowiz Games. NBA Street Online is expected to launch in China in the fall of 2008.
For further information on NBA STREET Online, visit http://info.ea.com and www.ea.com.cn.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games operator and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online sports game provider in China. More information on GigaMedia can be obtained from www.gigamedia.com.tw.
About Tencent
Tencent aims to enrich the interactive experience of Internet users in China by providing a comprehensive range of Internet and wireless valueadded services. Through its various online platforms, including Instant Messaging QQ, web portal QQ.com, QQ Game portal, multi-media blog service Qzone and wireless portal, Tencent services the largest online community in China and fulfills the user’s needs for communication, information, entertainment and e-Commerce on the Internet.
Tencent has three main streams of revenues: Internet value-added services, mobile and telecommunications value-added services and online advertising.
Shares of Tencent Holdings Limited are traded on the Main Board of the Stock Exchange of Hong Kong Limited, under stock code 00700. The company became one of the 43 constituents of the Hang Seng Index (HSI) on June 10, 2008. For more information, please visit www.tencent.com/ir.
About Electronic Arts
Electronic Arts Inc. (EA), headquartered in Redwood City, California, is the world’s leading interactive entertainment software company. Founded in 1982, the Company develops, publishes, and distributes interactive software worldwide for video game systems, personal computers, cellular handsets and the Internet. Electronic Arts markets its products under four brand names: EA SPORTSTM, EATM, EA SPORTS Freestyle TM and POGOTM. In fiscal 2008, EA posted GAAP net revenue of $3.67 billion and had 27 titles that sold more than one million copies. EA’s homepage and online game site is www.ea.com. More information about EA’s products and full text of press releases can be found on the Internet at http://info.ea.com.
EA, EA SPORTS, EA SPORTS Freestyle, and POGO are trademarks or registered trademarks of Electronic Arts Inc. in the U.S and/or other countries.
NBA is a registered trademark of NBA Properties, Inc. EA SPORTS NBA Street Online is manufactured under license by Electronic Arts. All other trademarks are the property of their respective owners.

About Neowiz Games
Neowiz Games Co. Ltd, headquartered in Seoul, South Korea, is the nation’s leading online game company. Neowiz Games is expected to post revenues of $160 million for fiscal 2007. The company develops and publishes online games: Neowiz has over 50 online game titles in service including the most popular online game in Korea called EA SPORTS FIFA Online, Ray City, etc. Neowiz markets its products under its online game portal www.pmang.com.
More information about the company and press releases can be found on the Internet at www.neowiz.com.
Safe Harbor Statement
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2008.
Contact
GigaMedia Limited
Brad Miller
Investor Relations Director
Phone: +886-2-2656-8016
Email: brad.miller@gigamedia.com.tw
Tencent
Catherine Chan
General Manager, Investor Relations
Phone: +86-755-8601-3388 ext. 8369 / +86-755-8376-9533
Email: cchan@staff.tencent.com
Electronic Arts
Daphne Chua
Regional Corporate Communications, Asia Pacific
Phone: +65-8157-7635
Email: DChua@ea.com
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